UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-90-1773-9626

Facsimile: 81-3-5218-1366

Attention: Lowell Brickman

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Attention: Brian E. Hamilton

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,443,981 common shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,443,981 common shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,443,981 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 35.0% (1)
14.	Type of Reporting Person CO

(1)	Based upon 66,902,685 shares outstanding as of March 31, 2021, according to the Company’s report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2021.

This Amendment No. 10 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Schedule 1 referenced in Item 2 is hereby amended and restated as Schedule 1 attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 21, 2021, 51job, Inc. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with Garnet Faith Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (the “Surviving Company”). Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the authorization by the shareholders of the Company.

At the effective time of the Merger (the “Effective Time”) (i) each common share of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Continuing Shares, the Dissenting Shares (each as defined in the Merger Agreement) and common shares represented by ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$79.05 in cash per common share without interest; and (ii) each ADS, issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and Continuing Shares), together with the common share represented by such ADS, shall be cancelled and cease to exist in exchange for the right to receive US$79.05 in cash per ADS without interest. The 23,443,981 common shares (including 118,750 common shares represented by ADSs) of the Company owned by the Reporting Person are “Continuing Shares” under the Merger Agreement and shall not be cancelled and shall remain outstanding and continue to exist without interruption following the Merger.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a support agreement (the “Recruit Support Agreement”) with Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc., pursuant to which, among other things, the Reporting Person has agreed, upon the terms and subject to the conditions of the Recruit Support Agreement, to (A) vote all common shares held directly or indirectly by the Reporting Person, together with any common shares acquired (whether beneficially or of record) by the Reporting Person after June 21, 2021 and prior to the Effective Time in favor of the authorization and approval of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, (B) receive no cash consideration for its Continuing Shares, which shall not be cancelled in the Merger and shall remain outstanding and continue to exist without interruption following the Merger, (C) following the Effective Time, receive Class A ordinary shares of the Surviving Company in consideration for the repurchase by the Surviving Company of each Continuing Share held by the Reporting Person immediately following the Effective Time, (D) purchase and subscribe for a convertible bond issued by the Surviving Company in consideration for the repurchase by the Surviving Company of 4,292,653 Class A ordinary shares of the Surviving Company held by the Reporting Person, with the terms and conditions contemplated by a convertible bond purchase and subscription agreement, and (E) on the first business day following the Effective Time, to sell an aggregate of 3,268,512 Class A ordinary shares of the Surviving Company to Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc. This sale of Class A ordinary shares of the Surviving Company on the business day following the Effective Time will be at the same US$79.05 per share price being paid for common shares of the Company in the Merger.

Concurrently with the execution of the Merger Agreement, the Reporting Person also entered into an interim investors agreement (the “Interim Investors Agreement”) with Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited (an affiliate of DCP Capital Partners), Ocean Ascend Limited (an affiliate of Ocean Link Partners) and 51 Elevate Limited, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger during the period prior to and including the Effective Time, as well as the governance of the Surviving Company following the Merger.

Concurrently with the execution of the Merger Agreement, the Reporting Person executed and delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which the Reporting Person agreed, subject to the terms and conditions set forth therein, to guarantee a portion of the payment obligations of Merger Sub arising under the Merger Agreement for the termination fee, and certain costs and expenses, that may become payable to the Company by Merger Sub under certain circumstances.

If the Merger is completed, the Company’s common shares and ADSs will be delisted from the Nasdaq Global Select Market, the Company’s obligation to file periodic reports under the Exchange Act will be terminated and the Company will be privately held by the Continuing Shareholders (as defined below) and the equity investors party to the Interim Investors Agreement. In addition, the consummation of the Merger is expected to result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

The information in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Recruit Support Agreement, the Interim Investor Rights Agreement and Limited Guarantee, copies of which are attached hereto as Exhibits 99.6, 99.7 and 99.8 respectively, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Sub-items (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)

As of June 21, 2021, the Reporting Person owns an aggregate of 23,443,981 common shares of the Company (including 118,750 common shares represented by ADSs), which represents approximately 35.0% of the total common shares of the Company issued and outstanding as of March 31, 2021, according to the Company’s report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2021.

(b)	The Reporting Person possesses sole power to vote and to dispose of 23,443,981 common shares of the Company.

(c)	None.

The Reporting Person may be deemed to have formed a “group” with Rick Yan, RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan, RY Elevate Inc., a British Virgin Islands company wholly owned by RY Holdings Inc., Kathleen Chien, and LLW Holding Ltd. (collectively with the Reporting Person, the “Continuing Shareholders”) pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the common shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders. The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Exhibits 99.6, 99.7 and 99.8 to this Schedule 13D is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit

99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe (previously filed)

99.6	Support Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate Inc.

99.7	Interim Investors Agreement, dated June 21, 2021, by and between the Reporting Person, Merger Sub, Mr. Rick Yan, RY Holdings Inc., RY Elevate Inc., Oriental Poppy Limited, Ocean Ascend Limited and 51 Elevate Limited.

99.8	Limited Guarantee, dated June 21, 2021, by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021

Recruit Holdings Co., Ltd.

By:	/s/ Hisayuki Idekoba
Name:	Hisayuki Idekoba
Title:	Representative Director, CEO

Schedule 1

The following table sets forth the name and present principal occupation or employment for each executive officer and director of Recruit Holdings Co., Ltd. The business address of each such executive officer and director is c/o Recruit Holdings Co., Ltd., GranTokyo SOUTH TOWER, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan. Each of the executive officers and directors of Recruit Holdings Co., Ltd. listed below is a citizen of Japan, except that Lowell Brickman and Rony Kahan are citizens of the United States and Rob Zandbergen is a citizen of the Netherlands.

Recruit Holdings Co., Ltd.

Name	Present Principal Occupation or Employment
Board of Directors

Masumi Minegishi	Chairperson and Representative Director
Hisayuki Idekoba	President and Representative Director
Ayano Senaha	Board Director
Rony Kahan	Board Director
Naoki Izumiya	Outside Board Director
Hiroki Totoki	Outside Board Director
Yukiko Nagashima	Standing Audit & Supervisory Board Member
Akihito Fujiwara	Standing Audit & Supervisory Board Member
Yoichiro Ogawa Katsuya Natori	Outside Auditor and Supervisory Board Member Outside Auditor and Supervisory Board Member

Executive Officers

Hisayuki Idekoba	President and CEO
Ayano Senaha	COO and Managing Corporate Executive Officer
Yoshihiro Kitamura	Managing Corporate Executive Officer
Rob Zandbergen	Managing Corporate Executive Officer
Junichi Arai	Corporate Executive Officer
Hiroaki Ogata	Corporate Executive Officer
Mio Kashiwamura	Corporate Executive Officer
Iwaaki Taniguchi	Corporate Executive Officer
Takahiro Noguchi	Corporate Executive Officer
Kentaro Mori	Corporate Executive Officer
Lowell Brickman	Corporate Executive Officer
Masumi Minegishi	Chairperson